Exhibit 99.1

Markit Ltd.

Consolidated Income Statement (Unaudited)

	Three months ended March 31, 2016 $’m	Three months ended March 31, 2015 $’m

Revenue	287.8	271.5

Operating expenses	(160.5)	(146.8)
Exceptional items	(9.5)	(1.4)
Acquisition related items	(1.6)	-
Amortisation - acquisition related	(18.9)	(14.4)
Depreciation and amortisation - other	(27.9)	(24.9)
Share based compensation and related items	(24.1)	(9.9)
Other gains/(losses) - net	0.9	7.9

Operating profit	46.2	82.0

Finance costs - net	(8.6)	(4.1)
Share of results from joint venture	(2.4)	(2.6)

Profit before income tax	35.2	75.3

Income tax expense	(10.5)	(20.8)

Profit for the period	24.7	54.5

Profit attributable to:
Owners of the parent	24.9	54.8
Non-controlling interests	(0.2)	(0.3)

	24.7	54.5

	$	$
Earnings per share, basic	0.14	0.30
Earnings per share, diluted	0.13	0.29

There were no discontinued operations for either period presented.

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Markit Ltd.

Consolidated Balance Sheet (Unaudited)

	March 31, 2016	December 31, 2015
	$’m	$’m
Assets
Non-current assets
Property, plant and equipment	46.4	49.6
Intangible assets	3,066.5	3,076.8
Deferred income tax assets	2.8	2.3
Derivative financial instruments	0.3	0.5
Investment in joint venture	10.1	12.5
Available for sale financial assets	2.8	1.1

Total non-current assets	3,128.9	3,142.8

Current assets
Trade and other receivables	275.7	272.5
Derivative financial instruments	6.9	3.9
Current income tax receivables	0.7	3.1
Cash and cash equivalents	89.7	146.0

Total current assets	373.0	425.5

Total assets	3,501.9	3,568.3

Equity
Capital and reserves
Common shares	1.8	1.7
Share premium	212.6	177.2
Other reserves	(178.3)	(170.0)
Retained earnings	2,128.6	2,067.4

Equity attributable to owners of the parent	2,164.7	2,076.3
Non-controlling interests	36.0	36.2

Total equity	2,200.7	2,112.5

Liabilities
Non-current liabilities
Borrowings	656.6	737.6
Trade and other payables	163.1	157.2
Derivative financial instruments	0.4	0.1
Deferred income tax liabilities	8.0	22.9

Total non-current liabilities	828.1	917.8

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	158.1	213.4
Deferred income	223.8	226.7
Current income tax liabilities	3.4	9.9
Derivative financial instruments	1.4	1.6

Total current liabilities	473.1	538.0

Total liabilities	1,301.2	1,455.8

Total equity and liabilities	3,501.9	3,568.3

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Markit Ltd.

Consolidated Statement of Cash Flows (Unaudited)

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$’m	$’m
Profit before income tax	35.2	75.3
Adjustment for:
Amortisation - acquisition related	18.9	14.4
Depreciation and amortisation - other	27.9	24.9
Fair value gains on derivative financial instruments	(0.7)	(0.1)
Fair value loss on contingent consideration	0.1	-
Share based compensation	13.2	9.1
Finance costs - net	8.6	4.1
Share of results from joint venture	2.4	2.6
Foreign losses/(gains) and other non-cash charge/(income) in operating activities	0.9	(0.9)
Changes in working capital:
(Increase)/decrease in trade and other receivables	(5.0)	2.5
Decrease in trade and other payables	(39.6)	(56.3)

Cash generated from operations	61.9	75.6

Cash flows from operating activities
Cash generated from operations	61.9	75.6
Interest paid	(1.7)	(1.6)
Income tax paid	(5.8)	(13.1)

Net cash generated from operating activities	54.4	60.9

Cash flows from investing activities
Acquisition of businesses, net of cash acquired	(22.2)	-
Purchases of property, plant and equipment	(2.8)	(5.8)
Purchases of intangible assets	(37.4)	(34.1)
Investment in joint venture	-	(7.6)
Investment in available for sale financial assets	(1.7)	-

Net cash used in investing activities	(64.1)	(47.5)

Cash flows from financing activities
Proceeds from issuance of common shares	35.8	79.9
Payments for shares bought back	(22.2)	(22.0)
Repayments of borrowings	(60.1)	(103.0)

Net cash used in financing activities	(46.5)	(45.1)

Net decrease in cash and cash equivalents	(56.2)	(31.7)

Cash and cash equivalents at beginning of period	146.0	117.7
Net decrease in cash and cash equivalents	(56.2)	(31.7)
Exchange losses on cash and cash equivalents	(0.1)	(1.6)

Cash and cash equivalents at end of period	89.7	84.4

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Markit Ltd.

Notes to the Consolidated Financial Statements (Unaudited)

1.	Operating expenses

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$’m	$’m
Personnel costs	97.0	91.9
Operating lease payments	4.9	4.2
Technology costs	25.6	22.6
Subcontractors and professional fees	14.7	10.5
Other expenses	18.3	17.6

Operating expenses	160.5	146.8

The operating expenses above exclude exceptional items, acquisition related items, other gains/(losses) – net, share based compensation and related items, depreciation on property, plant and equipment and amortisation of intangible assets.

2.	Exceptional items

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$’m	$’m
Merger costs	8.7	-
Legal advisory costs	0.8	1.4

Exceptional items	9.5	1.4

Exceptional items are considered by management to constitute items that are significant either because of their size, nature or incidence of occurrence, and are presented on the face of the income statement. The separate reporting of exceptional items is set out below to provide an understanding of the underlying performance of Markit Ltd and its subsidiaries (the “Group”).

Legal advisory costs represent fees for the consolidated class action lawsuit relating to credit derivative and related markets and the associated ongoing antitrust investigations by both the US Department of Justice and the European Commission. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry-wide issue and are consequently not considered part of the Group’s normal course of business.

Merger costs are associated with the preparation work for the proposed merger with IHS. The costs relate to banking, legal, accounting and other advisory fees associated with the merger. This one-off transformational arrangement and associated costs will have a significant impact on the Group and as such is not treated as part of the Group’s normal course of business.

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